Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-197886

January 9, 2015

PRICING TERM SHEET

49,000,418 COMMON SHARES

The information in this pricing term sheet relates to the offering (the “Offering”) of 49,000,418 common shares of Star Bulk Carriers Corp. (the “Company”) and should be read together with the preliminary prospectus supplement, dated January 8, 2015, relating to the Offering and the base prospectus, dated September 5, 2014, including the documents incorporated by reference therein (collectively, the “Preliminary Prospectus”), relating to the Company’s Registration Statement on Form F-3 (File No.333-197886) (the “Registration Statement”). Terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

Issuer	Star Bulk Carriers Corp.
Firm common shares offered
To the Significant Shareholders	37,250,418
To other investors	11,750,000
Common shares subject to the underwriters’ option to purchase additional common shares	1,762,500
Significant Shareholders’ percentage of ownership of common shares of the Company after the Offering (assuming distribution of all 29,917,312 common shares comprising the Excel Vessel Share Consideration by Excel to its equityholders)
	Assuming no exercise of the underwriters’ option to purchase additional common shares	Assuming exercise of the underwriters’ option to purchase additional common shares in full
Oaktree	58.0%	57.4%
Monarch	5.9%	5.8%
Angelo, Gordon	5.9%	5.8%
Pappas Shareholders	7.8%	7.8%
Total	77.6%	76.8%
Trade date	January 9, 2015
Closing date	January 14, 2015 (T+3) (DTC)
Public offering price	$5.00
Gross proceeds to the Company
Assuming no exercise of the underwriters’ option to purchase additional common shares	$245,002,090
Assuming exercise of the underwriters’ option to purchase additional common shares in full	$253,814,590
Net proceeds to the Company (before expenses) (1)
Assuming no exercise of the underwriters’ option to purchase additional common shares	$241,796,280
Assuming exercise of the underwriters’ option to purchase additional common shares in full	$250,190,186
Joint Book-Running Managers	Jefferies LLC Morgan Stanley & Co.
Co-Managers	ABN Amro N.V. Crédit Agricole Corporate and Investment Bank DNB ASA DVB Bank SE

(1)	The underwriters will not receive any underwriting discount on the sale of the common shares sold to the Significant Shareholders.

The Company has filed the Registration Statement with the Securities and Exchange Commission (“SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in such Registration Statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Jefferies toll free at 1-877-547-6340 or emailing prospectus_department@jefferies.com or Morgan Stanley at 1-866-718-1649 or emailing prospectus@morganstanley.com.